2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com (AMZN)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com (AMZN)
Vote Yes: Item # 8

Shareholder Proposal on Reducing Use of Plastic Packaging

Annual Meeting: May 26, 2021

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Shareholders request that the board of directors issue a report by December 2021 on plastic packaging, estimating the amount of plastics released to the environment due to plastic packaging attributable to Amazon operations, beginning with the manufacture of the plastic source materials, through disposal or recycling, and describing any company strategies or goals to reduce the use of plastic packaging to reduce these impacts.

Proponents note that the report should be prepared at reasonable cost, omitting confidential information, and include an assessment of the reputational, financial, and operational risks associated with continuing to use substantial amounts of plastic packaging and unrecyclable packaging while plastic pollution grows unabated. In the board’s discretion, the report could also evaluate opportunities for dramatically reducing the amount of plastics used in packaging through redesign or substitution.

SUMMARY

Plastic pollution has become an international environmental crisis, drawing top of mind attention from governments and citizens. Public concerns about plastic pollution now rival climate change in opinion polls.1 Amazon’s substantial and growing use of plastic packaging exposes the company to increased financial and reputational risk.

An estimated 11 million metric tons of plastic waste enter the ocean every year, fatally impacting more than 800 marine species, and causing up to $2.5 trillion in damage annually to marine ecosystems. Toxins adhere to plastics consumed by marine species, which potentially transfer to human diets. Given current rates of plastic pollution entering the environment, there could be more plastic than fish by weight in oceans by 2050.

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1 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

2021 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic Packaging

A recent groundbreaking study, Breaking the Plastic Wave by Pew Charitable Trusts, concluded that if all current industry and government commitments were met, ocean plastic deposition would be reduced by only 7%. Without immediate and sustained new commitments throughout the plastics value chain, the report said, annual flow of plastic into oceans could nearly triple by 2040, adding that “Brand owners, fast-moving consumer goods companies and retailers should lead the transition by committing to reduce at least one-third of plastic demand through elimination, reuse, and new delivery models.” Amazon, as both a sales platform and private retailer, is a major user of plastic packaging. In addition to using tens of thousands of tons of plastic for ecommerce mailers and cushioning materials, the company markets 243,000 products under 400 private label brands in various types of packaging. These include Amazon Basics home goods and office supplies, Amazon Elements vitamin and nutritional products, Amazon Fresh grocery delivery, Happy Belly packaged foods, and Presto! detergent and household goods. It owns Whole Foods Markets, which sells foods and household goods packaged in non-recyclable plastic pouches under its private-label 365 brand. Up to 22 million pounds annually of Amazon’s plastic packaging waste may be mismanaged and enter and pollute freshwater and marine ecosystems, according to one recent study.2

The company is behind its peers in addressing this growing problem. It has not taken basic corporate accountability actions such as disclosing the amount of plastic it uses, or more substantive actions such as committing to cuts in overall plastic use as several large competing retailers and fast-moving consumer goods companies (FMCGs) have done.

Since Amazon does not disclose how much plastic packaging it uses or how much ends up mismanaged in the environment, it is difficult for investors to estimate risk. The proposal asks the company to estimate the amount of its plastic packaging released to the environment to help investors assess its exposure to related financial and reputational risk, and to consider setting goals for significant reductions of plastic packaging to help manage that risk.

RATIONALE FOR A YES VOTE

1.	Increasing use of plastic packaging exposes the company to financial and reputational risk and increasing costs. These risks could lead to financial penalties, regulatory action, reputational damage, and clean-up costs that adversely impact shareholder value.

2.	Amazon has provided insufficient disclosure and policies on managing these risks. Amazon is a major user of plastic packaging but has not taken basic accountability actions such as disclosing how much plastic it uses, or estimating how much of its packaging escapes into the environment, or more substantive actions such as committing to cuts in overall plastic use.

3.	The company lags peers in disclosure and sustainability commitments. Other large retailers and FMCGs have disclosed how much plastic they use, committed to make plastic packaging recyclable, reusable or compostable, and/or set goals for reducing use of plastic for packaging.

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2 https://oceana.org/publications/reports/amazons-plastic-problem-revealed

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2021 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic Packaging

DISCUSSION

1. Increasing use of plastic packaging exposes the company to financial and reputational risk. Plastic pollution has become an international environmental crisis, drawing top of mind attention from governments and citizens. Public concerns about plastic pollution now rival climate change in opinion polls.3 Amazon’s substantial and growing use of plastic packaging exposes the company to increased financial and reputational risk. Plastics in oceans fatally impact more than 800 marine species, and cause up to $2.5 trillion in damage annually to marine ecosystems.4 Toxins in the marine environment adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses including cancers caused by living near mismanaged waste and plastic pollution.5 A range of government entities are increasingly considering requiring companies to help pay for the costs of these ecosystem and health-related issues.

The liabilities are more definitive for mismanaged plastic waste, which avoids intended capture through recycling or landfilling. A whopping 41% of plastic waste (91 million metric tons) is believed to be mismanaged and leaks to land or oceans, or is openly burned. Producer companies that place plastics into commerce already pay tens of billions of dollars in producer responsibility fees in scores of countries annually to finance collection and recycling or proper disposal and could be liable for as much as $100 billion annually as more countries pass producer responsibility laws.6

Regulatory and policy actions on plastic pollution are growing rapidly. 170 nations have pledged to significantly reduce use of plastics by 2030 and 27 countries have banned some forms of single use plastic.7 8 The United Nations Environment Assembly is working toward a global treaty limiting plastic pollution that could mandate national targets and action plans.

As noted above, an authoritative report from Pew Charitable Trusts calls on the consumer goods sector to cut plastic demand by one-third through elimination, reuse, refill, and new delivery systems -- just one of eight simultaneous interventions required to reduce ocean plastic deposition by 80% by 2040, according to the study. The report estimates costs to businesses of up to $8.7 trillion to implement.

Reputational risk is also growing on this issue. Oceana surveyed more than 5,000 Amazon customers in the U.S., Canada, and the UK in 2020 and found that 86% were concerned about plastic pollution and its impact on the oceans; 92% were upset that plastic recycling does not work; and 87% wanted Amazon and other major online retailers to offer plastic-free packaging choices at checkout.9

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3 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

4 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

5 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

6 https://www.pewtrusts.org/en/about/news-room/press-releases-and-statements/2020/07/23/research-finds-plastic-flows-into-the-ocean-expected-to-triple-by-2040

7 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

8 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

9 https://oceana.org/publications/reports/amazons-plastic-problem-revealed

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2021 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic Packaging

2. Company has provided insufficient disclosure and policies on managing these risks. Globally the company is a major user of plastic packaging but has not taken basic accountability actions such as disclosing the amount of plastic it uses, how much of its packaging escapes into the environment, or more substantive actions such as assessing the potential to achieve overall cuts in plastic use. It will be increasingly difficult for Amazon to demonstrate leadership on sustainability if it does not disclose essential baseline data and pursue innovative solutions to dramatically reduce single use plastics.

Unlike peers, the company does not disclose how much plastic it uses for its private label brands or those of its subsidiary Whole Foods Market. Walmart, for example, reports that it uses 1.2 million tons of plastic packaging globally for its private-label brands.

Amazon is believed to be one of the largest corporate users of flexible plastic packaging in its plastic ecommerce mailers which generally cannot be recycled. A report by the environmental group Oceana estimated that Amazon generated 465 million pounds of ecommerce plastic packaging waste in 2019 alone.10 In response, the company issued a statement that its plastic footprint was about one quarter of what Oceana estimated, which would suggest about 116 million pounds, but did not provide actual figures. In its opposition statement to As You Sow’s shareholder resolution, the company claimed in a footnote that Oceana “exaggerated” its plastic footprint by over 350%, which would suggest 103 million pounds of ecommerce plastic usage (a 13 million pound difference from its statement to Oceana). The inability or unwillingness to provide consistent numbers suggests the company may not know, or may be unwilling to state, its actual plastic usage, a sign that the company has not done the basic work necessary to address its plastics problem.

The Oceana report also estimated that in 2019 up to 22 million pounds of Amazon’s plastic packaging waste was mismanaged and could have entered and polluted freshwater and marine ecosystems, the equivalent of dumping a delivery van payload of plastic into oceans every 70 minutes. The company did not dispute this finding in its response to Oceana.

The company acknowledges in its opposition statement that few of its plastic film ecommerce mailers are recycled, stating: “We recognize that plastic film is a difficult material to process and recycle and is not accepted by most curbside recycling programs.” Some mailers are labeled for store drop off, meaning customers can take them to designated recycling bins at selected grocery and retail stores, but few do. Only 4% of flexible plastics are believed to be recycled in the U.S. through a separate drop-off method.

3. The company lags peers in disclosure and sustainability commitments. Other large retailers and FMCGs have disclosed how much plastic they use, committed to make plastic packaging recyclable, reusable or compostable, or set goals for reducing use of plastic for packaging.

More than 200 companies have committed to reduce plastic pollution under the premier collective corporate action initiative on addressing plastics pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment process. More than 200 companies, including more than 60 consumer packaged goods companies and 29 retail and hospitality companies, have signed onto goals such as eliminating problematic packaging, and making their plastic packaging 100% recyclable, reusable, or compostable by 2025. Amazon is not a member and has not set goals to make its plastic packaging recyclable, reusable, or compostable.

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10 https://oceana.org/publications/reports/amazons-plastic-problem-revealed

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2021 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic Packaging

Leading FMCGs have not only disclosed their use of plastic but have begun making commitments to reduce overall use of either plastic or virgin plastic use. Unilever agreed to cut all plastic packaging use by 100,000 tons (including 350,000 ton reduction in virgin plastic) by 2025. Nestle agreed to reduce use of virgin plastic by 33% by 2020 (550,000 tons); PepsiCo committed to a 35% reduction of virgin plastic in its beverage division (460,000 ton reduction). Amazon lags in its commitments, as it has adopted no goal to make cuts in its plastic packaging.

RESPONSE TO AMAZON.COM BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Many of the actions the company cites as examples of progress on plastic packaging sustainability reduction are anecdotal or lack full disclosure of metrics needed to assess impact.

The company cites its Frustration-Free Packaging programs that financially incentivize manufacturers to package products in 100% recyclable packaging. This program was not designed to reduce plastic but rather to reduce use of excessive packaging, regardless of material. It is a positive step but affects only a small number of products. The company says FFP applies to two million products, but neglects to mention it reportedly sold 353 million products in 2019, meaning the program affects less than 1% of products sold.

The company states that it recognizes that plastic film is a difficult material to process and recycle and is not accepted by most curbside recycling programs. “To address this gap, Amazon is launching plastic film recycling at over 50 fulfillment centers across our network,” the company states. This is a confusing, statement that needs clarification. There is no indication in company messaging that the company will collect post-consumer plastic from its customers or provide drop-off facilities at its fulfillment centers. It seems more likely the company may be referring to collecting pre-consumer plastic film used to wrap pallets generated during the repacking process at these centers. If this is the case, this is an activity peers have been doing for years and the company should have been doing as well. It fails, then to address the significant consumer plastic packaging waste problem.

The company appears to have exaggerated the influence of a donation to a fund dedicated to improving recycling. In its statement, the company says its $10 million investment in the Closed Loop Partners’ Closed Loop Infrastructure Fund is expected to improve curbside recycling for 3 million U.S. homes, divert 1 million tons of recyclable material from landfills, and eliminate the equivalent of 2 million metric tons of carbon dioxide. According to the fund’s director, it is not Amazon’s investment alone, but a collective $280 million investment by all participants including peers and competitors Coca-Cola Co., PepsiCo, Procter & Gamble, Unilever, and Walmart that will lead to the expected results.

Amazon has the ability to swiftly phase out single use plastics. In 2019, as the Indian government moved to crack down on single use plastics, Amazon India pledged to transition away from single use plastics for ecommerce by June 2020. In less than 10 months, the company achieved this goal, demonstrating how effective it can be at synergizing its supply chains and infrastructure with cutting edge technologies. The company would benefit significantly and reduce risk by taking similar actions across its operations in other countries, especially those where plastic waste mismanagement is a substantial problem.11

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11 https://www.reuters.com/article/us-amazon-com-india-plastic/amazon-india-scraps-single-use-plastic-in-packaging-across-centers-idUSKBN24011F

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2021 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic Packaging

CONCLUSION

Vote “Yes” on Shareholder Proposal #8 – Report on Packaging Materials

We request a “Yes” vote on this proposal. The company urges shareholders to oppose As You Sow's proposal concluding the report “would not add meaningfully to our ongoing efforts.” The requested report is essential because the company has not provided shareholders with key information to be able to determine its exposure to the financial and reputational risks posed by its growing use of plastic packaging.

Unlike major retailing and consumer goods peers, the company has not disclosed its use of plastic, or made commitments to ensure its plastic packaging is recyclable, or committed to substantial cuts in overall plastic, actions deemed essential by many corporate peers as well as governments and citizens, including Amazon’s own customers.

The information requested in the report will help investors assess the extent of the company’s exposure to plastic pollution and whether it has developed sufficient strategies to dramatically increase the recyclability and recycling of its packaging, while matching peers by reducing future use of plastic.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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